

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

<u>Via E-mail</u>
C. Todd Asbury
Executive Vice President and Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

> **Re:** **New Peoples Bankshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **File No. 333-180456**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 000-33411**

Dear Mr. Asbury:

      We have reviewed your amended registration statement and response letter dated May 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Cover Page</u>

1. We note your response to comment 3 of our letter dated April 25, 2012. Please revise your disclosure to separately state, in addition to the aggregate amounts, how many shares will be issued pursuant to the conversion of the loans and how many shares will be issued in exchange for accrued interest.

Questions and Answers Relating to the Offering

How can eligible shareholders minimize the dilution of their ownership interest in the company?, page 3

2. We note your revised disclosure in response to comment 4 of our letter dated April 25, 2012. In this section, please include a discussion that clearly explains the amounts that shareholders will be diluted, assuming the minimum and maximum number of shares are sold in the rights offering. Please remove the tables from this section and include the information required by Item 506 of Regulation S-K under a separate section entitled "Dilution" in the registration statement.

Prospectus Summary, page 10

3. We note the added disclosure on page 10 that you have fallen below the minimum capital requirement for regulatory well-capitalized status; however, you appear to have included contradictory disclosure in the risk factor on page 24 and in the last paragraph of the Use of Proceeds section. Please revise your disclosure to be consistent.

Supervisory Actions, page 15

4. We note your response to comment 11 of our letter dated April 25, 2012 that the minimum number of shares to be sold in the offering is intended to raise sufficient capital to enable compliance with the approved capital plan. Please revise your disclosure throughout the registration statement, including on the cover page and in the question and answer section, to clearly state that the offering is being conducted in order to comply with the capital plan. In addition, please add a section in Risk Factors that discusses the risks to shareholders if the minimum number of shares are not sold and if you are unable to raise sufficient capital to bring you into compliance with the capital plan.

Exhibit Index

5. Please change exhibit 10.6 to refer to the agreement by its title "Separation Agreement and Release" rather than "Letter Agreement."

Form 10-K for the Year Ended December 31, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 77

6. We note your response to comment 24 of our letter dated April 25, 2012 that no salary increases for named executive officers have been awarded since the end of 2010; however, those increases to salaries in your latest reporting period (2011) come in the midst of your financial difficulties. Please tell us the peer group the committee used to determine the increases were warranted and explain which banks in the peer group are

experiencing similar financial hardship. We note also that you increased compensation as a reward for the extra efforts to take certain actions. Please present the staff with the committee's view as to the success of the efforts you describe.

Exhibits

7. Please file the loan agreements between the company and the two directors, including any amendments.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney

cc.   Via E-mail
         Douglas W. Densmore
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